EXHIBIT 4.10

                                               May 7, 1999


Attn:  Christopher Ricci
Focus Enhancements, Inc.
600 North Road
Wilmington, MA 01887

Re: Union Atlantic LC ("Union Atlantic")/Focus Enhancements, Inc. ("Focus") Agreement

Dear Chris:

         Per your  request,  I am writing to  document  our  understanding  with respect to the above-captioned agreement dated December 12, 1998, as subsequently amended (the "Agreement"). The terms of the Agreement require Union Atlantic to have an exclusive relationship with Focus for six months, or until June 12, 1999, solely with respect to the sale of substantially all of the stock or assets of Focus. With respect to a minority equity investment in Focus, the relationship is non-exclusive.

         With particular regard to Focus' relationship with JW Genesis Securities, Inc. ("JWG"), it is agreed that the commissions described in the Agreement shall be waived for any placement through JWG. Union Atlantic will seek cash compensation for any such transaction directly from JWG. Notwithstanding the foregoing, upon closing of an equity placement through JWG, Focus shall issue to Union Atlantic a purchase warrant for 25,000 shares of Focus common stock at a per share exercise price not to exceed the per share exercise price of the warrants granted to JWG/or the equity investor with respect to the subject equity investment.

         Should you have any question, please don't hesitate to call.

                                         Respectfully,

                                         /s/ Leonard Sokolow

                                         Leonard Sokolow
                                         Partner